Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Interim Consolidated Financial Statements

For the Three Months ended September 30, 2011 and 2010
(Unaudited)

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2011 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of the unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

December 22, 2011

LiveReel Media Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

		September 30,	June 30,	July 1,
	Note	2011	2011	2010

Assets
Current
Cash		$39,447	$8,596	$144,006
Other assets	6	66,638	68,560	39,323
		106,085	77,156	183,329
Liabilities
Current
Accounts payable and accrued liabilities	7	$139,256	$142,000	$57,681
Notes payable	8	47,458	-	-
		186,714	142,000	57,681
Shareholders' Equity
Capital stock	9	7,880,660	7,880,660	6,728,846
Contributed surplus		350,241	347,699	293,370
Warrants	10	-	-	1,146,081
Deficit and comprehensive loss		(8,311,530)	(8,293,203)	(8,042,649)
		(80,629)	(64,844)	125,648
		$106,085	$77,156	$183,329
Related Party Transactions (Note 12)
Commitments and contingencies (Note13)

Approved by the Board	”Jason Meretsky”	Director	”Janice Barone”	Director
	(signed)		(signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended September 30,	Note	2011	2010
Revenue
Interest income		$-	$-
Total Revenue		$-	$-
Expenses
Consulting expense	12	10,000	40,000
Office and general		3,780	4,864
Professional fees		1,950	8,385
Shareholders information		2,289	4,760
Bank charges and interest		245	205
Foreign exchange loss (gain)		63	4,207
		18,327	62,421
Net loss and compehensive loss for the period		$(18,327)	$(62,421)
Net loss per share - basic and diluted	11	$(0.00)	$(0.00)

Weighted average number of shares outstanding		23,521,744	17,621,744

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended September 30,	2011	2010
Cash flows from operating activities
Net loss for the period	$(18,327)	$(62,421)

Cash effect of changes in:
Other assets	1,920	(2,411)
Accounts payable and accrued liabilities	(2,742)	2,317
	(19,149)	(62,515)

Cash flow from financing activities
Note payable	50,000	-
Increase (decrease) in cash	30,851	(62,515)
Cash, beginning of period	8,596	144,006
Cash, end of period	$39,447	$81,491

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended September 30, 2011
	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance July 1, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,042,649)	$125,648
Net loss for the period	-	$-	$-	$-	$(62,421)	$(62,421)
Balance September 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,105,070)	$63,227
Net loss for the period	-	$-	$-	$-	$(188,133)	$(188,133)
Value of warrants exercised	-	$1,091,752	$(1,091,752)	$-	$-	$-
Shares issued on exercise of warrants	5,900,000	$60,062	$-	$-	$-	$60,062
Value of warrants exercised	-	$-	$(54,329)	$54,329	$-	$-
Balance June 30, 2011	23,521,744	$7,880,660	$-	$347,699	$(8,293,203)	$(64,844)
Equity component of debt issued	-	$-	$-	$2,542	$-	$2,542
Net loss for the period	-	$-	$-	$-	$(18,327)	$(18,327)
Balance September 30, 2011	23,521,744	$7,880,660	$-	$350,241	$(8,311,530)	$(80,629)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures.  To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has a working capital deficit of approximately $83,000 and an accumulated deficit of approximately $8.3 million.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company has facilitated funding for its fiscal year through the issuance of short-term debt (see Notes 8 and 16) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial reporting” (“IAS 34”) using accounting policies in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFIRC”) in which the company expects to adopt for its annual 2012 consolidated financial statements.  These interim consolidated financial statements are the Company’s first financial statements using IFRS in accordance with IFRS 1, first time adoption of International Financial Reporting Standards.  Subject to certain transactions disclosed in Note 15, the Company has consistently applied the same accounting policies in its opening IFRS Balance Sheet as at July 1, 2010 and throughout the periods presented, as if these policies had always been in effect.  Note 16 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended June 30, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of December 22, 2011, the date the Board of directors approved the statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ended June 30, 2012 could result in a restatement of these interim consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of Measurement

These unaudited condensed interim financial statements have been prepared on the historical cost basis.

(c)	Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d)	Functional and Presentation Currency

These unaudited condensed interim financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e)	Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’.  The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Note payable	Other financial liabilities

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted.  Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account.  When an amounts receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

(g)	Income taxes

Income tax expense comprises current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Income taxes (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Significant accounting judgements and estimates

The preparation of these unaudited condensed interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The unaudited condensed interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the unaudited condensed interim financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the valuation of financial instruments.

3.	CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

4.    FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the three months ended September 30, 2011.

The company’s financial instruments consisting of cash, other assets, accounts payable and other accrued liabilities and notes payable, approximate fair value due to the relatively short term maturities of the instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

As at September 30, 2011, the Company had a working capital deficit of $83,171.  Subsequent to the quarter end, the Company was able to raise additional debt financing.  The largest debt holders are related parties so the Company believes it has adequate funds to meet its ongoing obligations at this time.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

5.    CATEGORIES OF FINANCIAL INSTRUMENTS

	As at	As at	As at
	September 30,	June 30,	July 1,
	2011	2011	2010
Financial assets:
FVTPL
Cash	$39,447	$8,596	$144,006
Other assets	66,638	68,560	39,323
Total	$106,085	$77,156	$183,329

Financial liabilities:
Other financial liabilities
Accounts payable and
accrued liabilities	$139,256	$142,000	$57,681
Notes payable	50,000	-	-
Total	$189,256	$142,000	$57,681

6.    OTHER ASSETS

	September 30,	June 30,	July 1,
	2011	2011	2010
Taxes recoverable	$55,210	$53,359	$24,831
Deposits and prepayments	11,428	15,201	14,492
	$66,638	$68,560	$39,323

Deposits and prepayments include an extension of the Company’s director’s and officer’s insurance policy entered into May 2011, which extended the coverage to June 2012.  The costs of the policy are expensed on a straight line basis over the life of the policy.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at	As at
		September 30,	June 30,	July 1,
		2011	2011	2010
Accounts payable	(a)	$106,716	$85,310	$5,141
Accrued liabilities	(b)	-	24,150	20,000
Production advances	(c)	32,540	32,540	32,540
		$139,256	$142,000	$57,681

(a)	As at September 30, 2011, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accrued liabilities as at June 30, 2011 and 2010 are for estimated audit and consulting fees. There were no accruals as of September 30, 2011.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2011 and July 1, 2010 - $26,540).

8.    NOTES PAYABLE

On July 21, 2011 the Company entered into 2 unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

As a result of the conversion feature of the notes, the proceeds received have been allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible note has initially been recorded on the balance sheet as a debt of $47,458 which is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 18%) and is being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $2,542 between the face amount of the notes and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

9.    CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

(b)	Issued:

	September 30, 2011		June 30, 2011		July 1, 2010
	Common		Common		Common
	Shares	Amount	Shares	Amount	Shares	Amount

Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660	13,721,744	$6,656,265
Shares issued uopn
exercise of stock options		-		-	3,900,000	39,000
Transfer from contributed surplus		-		-		33,581

End of period	23,521,744	$7,880,660	23,521,744	$7,880,660	17,621,744	$6,728,846

10.	WARRANTS

	As at September 30,		As at June 30,		As at July 1,
	2011		2011		2010
	# of warrants	Fair value	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of period	-	$-	-	$-	6,193,600.00	$1,146,081

(a)
On November 20, 2010, 5,900,000 warrants were exercised at US$0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,000 previously issued warrants expired on November 30, 2010.  The fair value of the expired warrants were reclassified to Contributed Surplus and the fair value of the warrants exercised were reclassified to Capital Stock as a result of the November transactions.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

11.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September, 2011, which were 23,521,744 shares (Three months ended September 30, 2010 – 17,621,744).

12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2011 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $7,500 (2010 - $7,500) of fees earned by the Chief Executive Officer for various consulting services rendered in the three months ended September 30, 2011.  Consulting fees also include $2,500 (2010 - $5,000) paid to the Chief Financial Officer for services rendered during the period.  In the prior year, consulting fees included $30,000 of fees earned by the largest shareholder.

b)	Legal fees in 2010 include $7,500 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the period. No such fees were incurred in the current period.

13.  COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

b)
On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

14.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2011 financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended September 30, 2011 and 2010.

Geographic Information.

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

September 30,	2011				2010
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	-	-	-	-	-	-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-
Other				-				-
				$-				$-
Net Loss
Total losses from reportable segments				$-				$-
Other				(18,327)				(62,421)
				$(18,327)				$(62,421)
Assets
Total assets used for reportable segments				$-				$-
Other				106,085				123,225
				$106,085				$123,225
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540
Other				156,716				27,458
				$189,256				$59,998

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

15.  CONVERSION TO IFRS

As stated in Significant Accounting Policies note 2, these are the Company’s first unaudited condensed interim financial statements prepared in accordance with IFRS.

As required by IFRS 1 first time Adoption of International Financial Reporting Standards, the date of transition to IFRS was July 1, 2010, therefore the comparative figures that were previously reported under previous Canadian GAAP have been restated.

The policies set out in the Significant Accounting Policies section have been applied in preparing the financial statements for the three months ended September 30, 2011, the comparative information presented in these financial statements for the three months ended September 30, 2010, and in preparation of an opening IFRS balance sheet at July 1, 2010 (the Company’s date of transition).

First time adoption of IFRS

The Company did not use any of the exemptions listed in IFRS 1.

IFRS 1 did not permit changes to estimates that have been made previously.  Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under previous Canadian GAAP.

Changes to accounting policies

Management has compared the IFRS accounting policies to the accounting policies under Canadian GAAP (prior to changeover to IFRS) and has determined that there are no significant differences.  Therefore, there were no changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within these financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

15.  CONVERSION TO IFRS – continued

Reconciliations of statements of financial position

Reconciliations between the Canadian GAAP and IFRS consolidated statements of financial position at July 1, 2010 (date of transition to IFRS) and June 30, 2011 are provided below.

		July 1,
		2010
	Canadian	Transition
Assets	GAAP	Impact	IFRS
Current
Cash	$144,006	$-	$144,006
Other assets	39,323	-	39,323
	183,329	-	183,329
Liabilities
Current
Accounts payable and accrued liabilities	$57,681	$-	$57,681

Shareholders' Equity
Capital stock	6,728,846	-	6,728,846
Contributed surplus	293,370	-	293,370
Warrants	1,146,081	-	1,146,081
Deficit and comprehensive loss	(8,042,649)	-	(8,042,649)
	125,648	-	125,648
	$183,329	$-	$183,329

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

15.  CONVERSION TO IFRS – continued

Reconciliations of statements of financial position

		June 30,
		2011
	Canadian	Transition
Assets	GAAP	Impact	IFRS
Current
Cash	$8,596	$-	$8,596
Other assets	68,560	-	68,560
	77,156	-	77,156
Liabilities
Current
Accounts payable and accrued liabilities	$142,000	$-	$142,000
	142,000	-	142,000
Shareholders' Equity
Capital stock	7,880,660	-	7,880,660
Contributed surplus	347,699	-	347,699
Warrants	-	-	-
Deficit and comprehensive loss	(8,293,203)	-	(8,293,203)
	(64,844)	-	(64,844)
	$77,156	$-	$77,156

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

15.  CONVERSION TO IFRS – continued

Reconciliations of statements of operations and comprehensive loss:

	For the Three Months Ended
	September 30, 2010
	Canadian	Transition
	GAAP	Impact	IFRS
Revenue
Interest income	$-	$-	$-
Total Revenue	$-	$-	$-
Expenses
Consulting expense	40,000	-	40,000
Office and general	4,864	-	4,864
Professional fees	8,385	-	8,385
Shareholders information	4,760	-	4,760
Bank charges and interest	205	-	205
Foreign exchange loss (gain)	4,207	-	4,207
	62,421	-	62,421
Net loss and compehensive loss
for the period	$(62,421)	$-	$(62,421)

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

15.  CONVERSION TO IFRS – continued

Reconciliations of statements of cash flows:

	For the Three Months Ended
	September 30, 2010
	Canadian	Transition
	GAAP	Impact	IFRS
Cash flows from operating activities
Net loss for the period	$(62,421)	$-	$(62,421)

Cash effect of changes in:
Other assets	(2,411)	-	$(2,411)
Accounts payable and accrued liabilities	2,317	-	$2,317
Decrease in cash	(62,515)	-	(62,515)

Cash, beginning of period	144,006	-	144,006
Cash, end of period	$81,491	$-	$81,491

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2011 and 2010
(Unaudited)

16.  SUBSEQUENT EVENTS

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.